THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

04 FEB -3 AM 7:21

29th January, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04012559

SUPPL

Dear Sirs,

Sub :-**Quarterly Unaudited Financial Results for the 3rd quarter ended on 31st December, 2003.**

We furnish herewith Quarterly Unaudited Financial Results of the Company for the 3rd quarter ended on 31st December, 2003 approved by the Board of Directors of the Company at their meeting held on 29th January, 2004.

Thanking you,

Yours faithfully,

Company Secretary

Encl.a.a.

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

dlw 2/4

Arvind

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2003 (Rs. in Crores)

Sr. No	Particulars	Quarter Ended (Unaudited)		Nine Month Ended (Unaudited)		Year Ended (Audited)
		31.12.03	31.12.02	31.12.03	31.12.02	31.03.03
1	Net Sales/Income from Operations	348.25	379.31	1085.95	1088.31	1479.17
2	Other Income	4.88	1.47	10.25	4.27	12.32
3	Total Expenditure :					
	(a) (Increase)/Decrease in Stock in Trade	(5.63)	(2.68)	(7.89)	(19.07)	(36.38)
	(b) Consumption of Raw Materials and Finish Goods Purchased	125.71	122.59	392.16	354.48	502.00
	(c) Staff Cost	28.31	26.65	81.02	75.35	101.61
	(d) Power & Fuel	38.05	40.48	115.90	115.73	158.43
	(e) Stores Consumption	28.44	29.01	89.45	86.73	119.83
	(f) Other Expenses	52.93	55.54	150.86	161.68	215.74
	Total	267.81	271.59	821.50	774.90	1061.23
4	Interest & Finance Cost	28.17	35.78	90.89	115.63	152.79
5	Depreciation	37.94	36.75	112.22	110.74	148.14
6	Profit before Tax (1+2-3-4-5)	19.21	36.66	71.59	91.31	129.33
7	Provision for Taxation	NIL	NIL	NIL	NIL	NIL
8	Net Profit (6-7)	19.21	36.66	71.59	91.31	129.33
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.31	175.11	195.31	175.11	175.85
10	Reserves excluding revaluation reserves as per Balance Sheet					819.52
11	Basic Earning Per Share (Rs.)-(Not Annualised)	0.93	2.03	3.61	5.03	7.08
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	0.93	1.95	3.61	4.83	6.83
13	Aggregate of non-promoter shareholding:					
	- Number of shares	120991558	86129442	120991558	86129442	86292447
	- percentage of shareholding	61.93%	48.89%	61.93%	48.89%	48.98%

SEGMENTWISE REVENUE, RESULTS & CAPITAL EMPLOYED (Rs. in Crores)

Sr. No	Particulars	Quarter Ended		Nine Months Ended		Year Ended
		31.12.03	31.12.02	31.12.03	31.12.02	31.03.03
1	Segment Revenue (Net Sales/Income from Operations)					
	(a) Textiles	339.12	372.67	1060.41	1079.23	1458.19
	(b) Others	3.49	6.81	9.01	11.52	17.03
	Total	342.61	379.48	1069.42	1090.75	1475.22
	Add : Other Unallocable Income	5.64	(0.17)	16.54	(2.44)	0.00
	Less : Inter Segment Sales	0.00	0.00	0.00	0.00	0.06
	Net Sales / Income from Operations	348.25	379.31	1085.95	1088.31	1475.16
2	Segment Results (Profit and (Loss) before interest & Tax)					
	(a) Textiles	50.77	81.75	174.65	238.90	318.84
	(b) Others	(0.66)	1.47	(0.33)	0.81	1.20
	Total	50.11	83.22	174.32	239.71	320.04
	Less :					
	(a) Interest and Finance Charges (Net)	28.16	38.98	90.88	118.83	152.79
	(b) Other Unallocable expenditure (net of un-allocable income)	2.74	7.58	11.85	29.57	37.92
	Profit Before Tax	19.21	36.66	71.59	91.31	129.33
3	Capital Employed (Segment Assets - Segment Liability)					
	(a) Textiles	1757.89	1773.79	1757.89	1773.79	1891.60
	(b) Others	16.99	17.95	16.99	17.95	16.49
	(c) Unallocable	473.54	518.55	473.54	518.55	367.24
	Total Capital Employed in Company	2248.42	2310.29	2248.42	2310.29	2275.33

Notes:

1. Figures of the previous Quarter / Year have been regrouped wherever necessary.
2. During the Quarter 11,81,850 Equity Shares of Rs. 10/- each have been allotted at a premium of Rs. 5/- per share on conversion of Warrants/Optionally Convertible Debentures issued to Lenders.
3. Other income includes Rs.4.01 Crores received on account of final settlement of Wind Farm Insurance Claim.
4. The company has a net deferred tax asset of Rs. 4.06 crores as on 31.12.2003. In compliance with the Accounting Standard and based on the general prudence, the Company has not recognized the same during the current quarter.
5. During the quarter, the Company has acquired 15,95,909 Equity Shares of Rs.10/- each of Arvind Products Limited (A Subsidiary of the Company) for a total consideration of Rs.3.99 Crores.
6. At the beginning of the quarter, no complaints from investors were pending; 22 complaints were received and all were resolved during the quarter. No complaint was lying unresolved at the end of the quarter.
7. The above results have been taken on record by the Board of Directors at its meeting held on 29th January, 2004 and the same have been reviewed by the Auditors of the Company.

Mumbai
29th January, 2004

The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Press Release

Arvind Mills' revenues at Rs 348.25 crores, net profit at Rs 19.21 crores for third quarter ended December 2003

Synopsis

- Revenues at Rs 348.25 crore in the third quarter of FY04 as compared to Rs 379.31 crore for corresponding period last year.
- Net profit at Rs 19.21 crore as against Rs 36.66 crore for the third quarter of FY03

Mumbai, January 29, 2004: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported a net profit of Rs 19.21 crore in third quarter of FY04 against a net profit of Rs 36.66 crore in the corresponding quarter last year. Sales for the quarter stood at Rs 348.25 crore as compared to Rs 379.31 crore for the corresponding period of previous year.

Sustained rise in cotton prices, appreciating rupee and drop in sales of denim fabrics affected the performance of the company. The denim volumes fell to 18.73 Million meters as compared to 22.81 Million meters for the corresponding period of previous year.

Commenting on the results, Mr. Jayesh Shah, Chief Financial Officer and Director said: "While denim continues to be 55% of the Company's sales, its sensitivity to denim cycles will reduce as its garments sales increase after abolition of quota in December 2004. The cost-push due to cotton price increase is likely to affect the company's margin for coming few quarters. In this backdrop our focus on product differentiation and interest cost optimization will help mitigate the impact"

The operating profit fell to Rs. 80.44 crores as compared to Rs. 107.91 crores in the corresponding period previous year. Interest Expenses have dropped from Rs 35.78 crore to Rs 28.17 crore.

The Company's expansion plans of 2.4 Million per annum ready made shirts plant as well as new 2.1 Million Jeans plant at Mauritius through it's subsidiary have been completed and production at these facilities is being stabilized.

The Company has entered in to agreements to source gas as a fuel for its captive power plant. Compared to Naphtha the cost of gas is expected to save about 25% of its energy cost from 2nd quarter of FY 2004-05.

For further information, please contact:

Mr. Jayesh Shah
Arvind Mills Ltd
Tel: 079- 2202422
Fax: 079- 2200024

Mr. Rajesh Nair
Adfactors PR Pvt. Ltd.
Tel: 9820508787
Fax. 022-22855887